SUB-ITEM 77D

                        MFS Institutional Trust ("MFSIT")
                                 on behalf of :
              MFS Institutional Emerging Markets Debt Fund ("EFI")


EFI changed the percentage of its total assets invested in "...fixed income securities of government, government-related, supranational and corporate issuers located or primarily conducting their business in emerging market countries" and "until... net assets of the Fund reach $10 million...forward foreign currency exchange contracts" from 80% to 65% as described in the January 28, 1999 Supplement to the Prospectus, as filed under Rule 497(e) (File Nos. 33-37615 and 811-6174) with the Securities and Exchange Commission via EDGAR on January 29, 1999. This document is hereby incorporated to this filing by reference.